UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GATEWAY, INC.

(Name of Subject Company)

GATEWAY, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(including associated Preferred Share Purchase Rights)

(Title of Class of Securities)

367626108

(CUSIP Number of Class of Securities)

J. Edward Coleman

Chief Executive Officer

7565 Irvine Center Drive

Irvine, California 92618

(949) 471-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

David C. Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NOTE: This Amendment No. 1 is being filed solely to update the CUSIP Number of the Common Stock set forth on the cover page of the original Schedule 14D-9 filed on August 27, 2007.

IMPORTANT INFORMATION

This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Gateway, Inc. (“Gateway”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Acer Inc. and Galaxy Acquisition Corp. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Gateway expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and Gateway stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Gateway at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, including the exhibits hereto, contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove incorrect, could cause results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be forward-looking statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; obtaining regulatory approvals if required for the transaction; changes in Gateway’s business during the period between now and the closing; and other risks described from time to time in Gateway’s SEC periodic reports and filings, which include, but are not limited to risks related to shifting our distribution model to third-party retail; competitive factors and pricing pressures, including the impact of aggressive pricing cuts by larger competitors; general conditions in the personal computing industry, including changes in overall demand and average selling prices, shifts from desktops to mobile computing products and information appliances and the impact of new microprocessors and operating software; the ability to simplify the company’s business, change its distribution model and restructure its operations and cost structure; component supply shortages; short product cycles; the ability to access new technology; infrastructure requirements; risks of international business; foreign currency fluctuations; risks relating to new or acquired businesses, joint ventures and strategic alliances; risks related to financing customer orders; changes in accounting rules; the impact of litigation and government regulation generally; inventory risks due to shifts in market demand; the impact of employee reductions and management changes and additions; and general economic conditions. Gateway assumes no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

* * * * *

The following exhibits are filed with this Statement:

EXHIBIT INDEX

Exhibit No.

99.1	Joint Press Release issued by Acer Inc. and Gateway, Inc. dated August 27, 2007

99.2	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 of the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on August 27, 2007)

99.3	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 of the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on August 27, 2007)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.

By:	/S/ J. EDWARD COLEMAN
Name:	J. Edward Coleman
Title:	Chief Executive Officer

Dated: August 27, 2007